Pricing Supplement dated November 5, 2003
Rule 424(b)(5)
(To Prospectus dated May 7, 2002)
File Nos. 333-86842
and 333-86842-01

AMB PROPERTY, L.P.

SERIES B MEDIUM-TERM NOTE

(FIXED RATE)

Principal Amount: $75,000,000

Price to Public: 100%

Agent’s Discount or Commission: N/ A

Net Proceeds to us: $75,000,000

Interest Rate: 5.53%

Maturity Date: November 1, 2013

Original Issue Date: November 10, 2003

Trade Date: November 5, 2003

Exchange Rate Agent:

☐	State Street Bank and Trust Company of California, N.A.
☐	Other

Interest Payment Dates: November 1 and May 1, commencing May 1, 2004

Regular Record Dates: October 15 and April 15, commencing April 15, 2004

Specified Currency:

☒	United States Dollars
☐	EURO
☐	Composite Currency:
☐	Other: Principal Financial Center:

Authorized Denomination:

☒	$1,000 or integral multiples thereof
☐	Other

Redemption:

☒	The Note cannot be redeemed prior to maturity
☐	The Note may be redeemed at the option of the Operating Partnership prior to maturity

                    Redemption Commencement Date:
                    Initial Redemption Percentage:
                    Annual Redemption Percentage Reduction:

Repayment:

          ☒ The Note cannot be repaid prior to maturity
          ☐ The Note may be repaid prior to maturity at the option of the Holder of the Note
                    Optional Repayment Date(s):
                    Repayment Price:

Discount Notes:     ☐ Yes          ☒ No

          Issue Price:
          Total Amount of OID:
          Yield to Maturity:
          Initial Accrual Period:

Form:     ☒ Book-Entry          ☐ Certificated

Agent:

☐	Morgan Stanley & Co. Incorporated
☐	A.G. Edwards & Sons, Inc.
☐	Banc of America Securities LLC
☐	Bear, Stearns & Co. Inc.
☐	Commerzbank Capital Markets Corp.
☐	First Union Securities, Inc.
☐	J.P. Morgan Securities Inc.
☐	Lehman Brothers Inc.
☐	PNC Capital Markets, Inc.
☒	None

Agent’s Capacity:   ☐ Agent          ☐ Principal

Addendum Attached:     ☐ Yes          ☒ No

Other/ Additional Provisions:

      We are offering the notes to Teachers Insurance and Annuity Association of America. Teachers has agreed that until November 10, 2005, we can require Teachers to return the notes to us for cancellation for an obligation of equal dollar amount under a first mortgage loan to be secured by properties determined by us, except that in the event the ratings on our senior unsecured debt are downgraded by two ratings agencies to BBB-, we will only have 10 days after the last of these downgrades to exercise this right. During the period when we can exercise our cancellation right and until any mortgage loans close, Teachers has agreed not to sell, contract to sell, pledge, transfer or otherwise dispose of, any portion of the notes.

Recent Developments

      Beginning in 2002, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires us to separately report as discontinued operations the historical operating results attributable to operating properties sold and the applicable gain or loss on the disposition of the properties. Although application of SFAS 144 may affect the presentation of our results of operations for periods that we have already reported in filings with the Securities and Exchange Commission, there will be no effect on our previously reported financial position, net income or cash flows. Generally, we do not expect to report the changes to such prior periods until we file our next Quarterly Report on Form 10-Q or Annual Report on Form 10-K with the SEC.

      In July 2003, the SEC announced that it had revised its position relating to the application of Emerging Issues Task Force Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. As a result of this announcement, original issuance costs related to preferred equity are to be reflected as a reduction of income available to common stockholders in determining earnings per share for the period in which the preferred equity is redeemed. The announcement requires retroactive application of the revised position in previously issued financial statements. As a result, our financial statements for the year ending December 31, 2001, to be included in our Annual Report on Form 10-K for the year ending December 31, 2003, will be restated to reflect a reduction in income available to common stockholders of $3.2 million, representing the original issuance costs of AMB Property II, L.P.’s Series C Preferred Units which were redeemed in December 2001. Restated diluted earnings per share for the year ended December 31, 2001 will be $1.43 compared to $1.47 previously reported. In addition, diluted funds from operations per share will be restated to conform with the revised SEC position, as required under the

NAREIT definition, to $2.33 for the year ended December 31, 2001, compared to $2.37 previously reported. The SEC’s revised position on Topic D-42 does not require us to file amendments to previously filed reports and will not impact any other previously reported periods.

Supplemental Federal Income Tax Considerations

      The following is a summary of certain supplemental United States federal income tax considerations anticipated to be material to holders of the notes. This summary is a supplement to the information provided in the attached prospectus under the caption “Certain Federal Income Tax Considerations,” and is subject to the limitations and qualification set forth in the attached prospectus. Holders are urged to review such information in the attached prospectus together with this summary. This summary assumes that the holder is a United States holder, as that term is defined in the attached prospectus. This summary is based on current law, is for general information only and is not tax advice.

Changes in Law

      Legislation was recently enacted that reduces the maximum tax rate of non-corporate taxpayers for long-term capital gains generally from 20% to 15% for taxable years ending on or after May 6, 2003. This rate change is currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the long-term capital gains tax rate will be increased to 20%.

Consequences to Teachers Related to the Cancellation of Notes for an Obligation of Equal Dollar Amount under a Mortgage Loan

      We believe and intend to take the position that the cancellation of the notes for an obligation of equal dollar amount under a mortgage loan will be a taxable transaction for United States federal income tax purposes. In that case, Teachers generally will recognize capital gain or, subject to certain limitations, capital loss for United States federal income tax purposes equal to the difference, if any, between the amount realized on the disposition of all or any portion of the notes and Teacher’ adjusted tax basis in the portion of the notes disposed of.

      Except as provided below, the amount realized on the disposition of all or any portion of the notes will be equal to the “issue price” of the mortgage loan as defined under the treasury regulations governing “original issue discount.” We and Teachers intend that the mortgage loan not be “traded on an established securities market” within the meaning of the Internal Revenue Code of 1986, as amended, and this discussion is based on that intention. Accordingly, the amount realized on disposition of all or any portion of the notes and the issue price of the mortgage loan depend on whether the notes that are cancelled at a mortgage loan closing are traded on an established securities market. If the notes that are cancelled at a mortgage loan closing are traded on an established securities market, the amount realized and issue price of the mortgage loan will be equal to the fair market value of such notes as of the mortgage loan closing date. Whether the notes will be traded on an established securities market at the time of the mortgage loan closing will depend on a number of factors which cannot be known until such time. In the event that the notes are not traded on an established securities market at such time, and the mortgage loan does not provide for “adequate stated interest” (i.e., interest at least equal to the applicable federal rate determined at the time of issuance), the amount realized and issue price of the mortgage loan will be equal to its “imputed principal amount” determined under the original issue discount treasury regulations. Finally, if the notes are not traded on an established securities market, and the mortgage loan provides for adequate stated interest, the issue price of the mortgage loan will be equal to its “stated redemption price at maturity” (as defined in the original issue discount treasury regulations), but the amount realized with respect to entering into the mortgage loan will be equal to the mortgage loan’s stated principal amount reduced by any unstated interest (as determined under Section 483 of the Internal Revenue Code). Teachers’ adjusted basis in the notes generally will equal the cost of the notes.

      If the issue price of the mortgage loan is less than its stated redemption price at maturity by more than the statutorily defined de minimis amount, then the mortgage loan will be issued with original issue discount, and Teachers will be required to report original issue discount on the mortgage loan in accordance with the rules described in the attached prospectus under the caption “Certain Federal Income Tax Consequences—Certain United States Federal Income Tax Considerations for Note Holders—United States Holders—Original Issue Discount.” If the issue price of the mortgage loan is greater than the stated redemption price at maturity of the mortgage loan, we believe and intend to take the position that Teachers will be considered to have purchased the mortgage loan with “amortizable bond premium” (as defined in the Internal Revenue Code) which is subject to the rules described in the attached prospectus under the caption “Certain Federal Income Tax Consequences—Certain United States Federal Income Tax Considerations for Note Holders—United States Holders—Premium and Acquisition Premium.”